Filed by Aspirational Consumer Lifestyle Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Wheels Up Partners Holdings LLC

Commission File No. 001-39541

The transaction values Wheels Up at an enterprise value of $2.1 billion and is expected to provide up to $790 million in cash proceeds when it closes in Q2

SPAC CEO Shakran sees “[M]any opportunities to leverage our experience and relationships to partner (Wheels Up) with other aspirational and luxury brands and to expand to international markets”

Following its acquisition spree, Wheels Up has the world’s second-largest for-hire fleet of private aircraft, behind only NetJets

Sometimes rumors do come true. As Reuters reported last week, Wheels Up Partners Holdings LLC this morning said it has entered into a definitive agreement to become publicly-traded via a merger with special purpose acquisition company, Aspirational Consumer Lifestyle Corp. (“Aspirational”) (NYSE: ASPL).

The transaction values Wheels Up at an enterprise value of $2.1 billion, per the announcement. The deal is expected to provide up to $790 million in cash proceeds, including a $550 million PIPE and up to $240 million of cash held in the trust account of Aspirational Consumer Lifestyle Corp.

Upon the consummation of the merger, the parent will be renamed Wheels Up Experience Inc.

“Let’s make a deal. The private jet M&A market is hot, but not without risks

A 2020 analysis by Private Jet Card Comparisons ranked Wheels Up as the second-largest operator of for-hire private aircraft in the U.S., trailing only NetJets.

Aspirational was formed and is led by a partnership of experienced consumer investors, including its CEO Ravi Thakran. The private equity veteran is a former Group Chairman of LVMH Asia.

LVMH-backed L Catterton, the large, global consumer-focused private equity firm, is a minority shareholder. LVMH includes over 60 luxury brands, including Louis Vuitton, Dior, Hublot, and Tag Heuer, and more recently Belmond’s luxury hotels and trains. LVMH has wanted to diversify beyond hard luxury into experiential luxury.

Upon closing of the transaction, Wheels Up will be the first private aviation platform to be listed on the New York Stock Exchange (NYSE: UP).

Wheels Up Founder and CEO Kenny Dichter tells Private Jet Card Comparisons, “This is just the beginning.”

In addition to continuing growth in the U.S. private aviation sector, the deal greases the skids for Wheels Up to expand internationally and adjacencies of interest to its affluent members. At a conference last fall, Dichter told attendees he saw opportunities in both the yacht charter and villa rental market as well as timepieces.

The company has long since attempted to expand its reach, including selling memberships through Costco. It has also made its mark with a host of high-profile celebrity ambassadors, including future Hall of Fame quarter Tom Brady, who will be playing for his seventh Super Bowl title against the Kansas City Chiefs this Sunday.

The Company’s current management team will continue. Thakran will join the combined company’s Board of Directors upon completion of the transaction. In recent months Wheels Up has been active in bolstering its C-Suite, hiring executives top legal, HR, marketing, and operations executives from Hilton, eBay, Adobe, and Patron.

“Wheels Up in talks with SPAC to go public at $2 billion valuation

“When we founded Aspirational, Wheels Up was exactly the kind of company we wanted to partner with. Kenny and his world-class team have created a truly iconic brand built upon years of exceptional, personalized customer experiences. They are a clear leader and innovator in the space and we look forward to working together to introduce Wheels Up to the global stage. We see many opportunities to leverage our experience and relationships to partner with other aspirational and luxury brands and to expand to international markets,” Thakran said.

Dichter added, ““We are excited about crossing this milestone and our new partnership with Aspirational. We believe this will allow us to actualize our founding goal of democratizing private aviation, through our unique membership model, suite of products and benefits, and by bringing the shared economy to private aviation through our Wheels Up app. We are looking forward to joining forces with the Aspirational team as we continue to accelerate our global growth and expansion.”

Wheels Up SPAC to deliver up to $790 million of gross proceeds

The transaction is expected to deliver up to $790 million of gross proceeds to the combined company, including the contribution of up to $240 million of cash held in Aspirational’s trust account from its initial public offering in September 2020.

The combination is further supported by a $550 million PIPE at $10.00 per share, including commitments from T. Rowe Price, Fidelity, Franklin Advisors, Durable Capital, HG Vora Capital Management, Third Point, Luxor Capital, and Monashee, among others.

Existing Wheels Up shareholders will roll 100 percent of their equity into the new company. Upon completion of the transaction, Wheels Up expects to have up to $750 million in cash on its balance sheet to fund operations and support new and existing business initiatives.

The transaction, which has been unanimously approved by Aspirational’s Board of Directors and the independent directors of Wheels Up’s Board of Directors, is expected to close in the second quarter of 2021. It is subject to Aspirational and Wheels Up’s shareholders’ approval and other customary closing conditions, including any applicable regulatory approvals.

Wheels Up and Delta Air Lines

Delta Air Lines continues as a significant minority investor. It obtained that stake last year when it merged its Delta Private Jets into Wheels Up. It was among a host of acquisitions of private jet charter operators, the most recent coming last month with Mountain Air.

Delta’s investments in Air France, Korean Air, Aeromexico and other international airlines could serve as a based for Wheels Up to expand beyond its current U.S. footprint of members. Korean Air already operates a private jet fleet while both Aeromexico and Air France have had past alliances with private jet operators.

The deal happens as private aviation enjoys some of the strongest tailwinds in the COVID-19 battered travel industry. A recent survey of new private jet users shows 96% plan to continue flying privately after the pandemic.

You can read the SEC filings here.

“Let us help you find the perfect solution for your private aviation needs

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Wheels Up Partners Holdings LLC, a Delaware limited liability company (“Wheels Up”), and Aspirational. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up, KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s registration statement on Form S-1 (File No. 333-248592), the registration statement on Form S-4 discussed below and other documents filed by Aspirational from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Wheels Up and Aspirational. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aspirational intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Aspirational, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Aspirational shareholders. Aspirational also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov.

The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at https://www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Aspirational and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.